UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC FILE NUMBER
000-24024

	FORM 12b-25				CUSIP NUMBER
92327R 10 3
NOTIFICATION OF LATE FILING

(Check One): ☒Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q	☐Form N-SAR
☐ Form N-SAR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:_______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I—REGISTRANT INFORMATION

Venture Financial Group, Inc.
Full Name of Registrant

_____________________________________________________________________________
Former Name if Applicable

1495 Wilmington Drive
Address of Principal Executive Office (Street and Number)

DuPont, Washington 98327
City, State, and Zip Code

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed: (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N- SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III—NARRATIVE

Venture Financial Group, Inc. is filing this Notification of Late Filing on Form 12b-25 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”). The Company is unable, without unreasonable effort and expense, to timely file the Form 10-K because the Company has not completed its financial statements for the fiscal year ended December 31, 2008. The Company is continuing to analyze and to discuss with its independent registered public accountants and federal banking regulators the appropriate valuation for balance sheet purposes of its trust preferred securities portfolio, including the extent of other-than-temporary impairment of this portfolio. The outcome of this analysis could affect, among other things, the adequacy of the Company’s capital and extent to which additional capital will be appropriate, as well as the valuation of its goodwill and deferred tax assets. The Company currently expects to file the Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Sandra L. Sager	253	441-4000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒Yes ☐No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported, and subject to final resolution of other-than-temporary impairment analysis, goodwill valuation and deferred tax asset valuation, Registrant expects to report a net loss of $21.8 million for the fiscal year ended December 31, 2008, compared to net income of $11.8 million for the fiscal year ended December 31, 2007.  The primary factors contributing to the difference were the government conservatorship of Freddie Mac and Fannie Mae and increased loan loss provisions. The provision for credit losses for the years ended December 31, 2008 was $17.4 million compared to $3.6 million for the year ended December 31, 2007. Net charge-offs for the year to date ended December 31, 2008 totaled $9.2 million compared to $1.5 million in net charge-offs for the same period in  2007. Registrant incurred an other-than-temporary impairment charge of $40.1 million or $26.1 million net-of-tax during the third quarter due to the conservatorship. During the fourth quarter Registrant sold its position in the Freddie Mac and Fannie Mae preferred shares in order to recover the tax benefit. In conjunction with the sale of the preferred shares, Registrant took an additional loss in the fourth quarter of $1.5 million bringing the total loss on the preferred shares to $41.6 million or $27.1 million net-of-tax.

Cautionary Statements Regarding Forward Looking Information

This Notification of Late Filing on Form 12b-25 includes forward-looking statements within the meaning and subject to the protection of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the use of words such as “expect,” “may,” “could,” “intend,” “project,” “schedule,” “estimate,” “anticipate,” “should,” “will,” “plan,” “believe,” “continue,” “predict,” “contemplate” and similar expressions. Statements as to the anticipated amount and effect of accounting entries, which cannot be known until the final determination is made, are forward-looking. All forward-looking statements included in this Form 12b-25 are based on information presently available to management and are subject to various risks and uncertainties, including, without limitation, risks that current estimates may be inaccurate; that we or our independent audit firm may determine that a different accounting treatment than that presently contemplated is proper or more appropriate; and other risks described in filings with the SEC under “Cautionary Note Concerning Forward-Looking Statements,” “Risk Factors” or similar headings. You should not place undue reliance on forward-

looking statements, since the statements speak only as of the date that they are made. We have no obligation and do not undertake to publicly update, revise or correct any forward-looking statements.

VENTURE FINANCIAL GROUP, INC. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	4-1-09	By:	/s/ Sandra L. Sager
Sandra L. Sager, Chief Financial Officer